FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

The Securities and Exchange Act of 1934

For the date of November 21, 2006

SIGNET GROUP plc

(Translation of registrant’s name into English)

15 Golden Square

London W1F 9JG

England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ☒                                             Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                                 No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIGNET GROUP plc

By:	/s/ WALKER BOYD
Name:	Walker Boyd
Title:	Group Finance Director

Date:    November 21, 2006

Signet Group plc (LSE: SIG and NYSE: SIG)	Embargoed until 12.30 p.m. (GMT)
Unaudited results for the 13 and the 39 weeks to 28 October 2006	21 November 2006

SIGNET REPORTS IMPROVED THIRD QUARTER RESULTS

Signet Group plc (LSE: SIG and NYSE: SIG), the world’s largest speciality retail jeweller, today announces its third quarter results for the 13 week and 39 week periods to 28 October 2006.

Group

In the 13 week period to 28 October 2006, Group total sales rose by 9.5% at constant exchange rates (see note 9); the reported increase was 5.7% to £328.2 million (13 weeks to 29 October 2005: £310.5 million). Like for like sales were up by 5.4%. Profit before tax increased to £3.8 million (13 weeks to 29 October 2005: £3.0 million) and operating profit was £6.7 million (13 weeks to 29 October 2005: £5.5 million). The adverse impact of unfavourable cumulative foreign exchange movements on both the reported profit before tax and operating profit was particularly marked at £1.2 million (see note 9).

In the 39 week period, Group total sales increased by 9.8% at constant exchange rates (see note 9); and on a reported basis by 10.2% to £1,138.8 million (39 weeks to 29 October 2005: £1,033.4 million). Like for like sales were up by 5.3%. Profit before tax rose by 11.9% at constant exchange rates (see note 9); and by 12.7% on a reported basis to £62.1 million (39 weeks to 29 October 2005: £55.1 million) and operating profit was £68.7 million (39 weeks to 29 October 2005: £61.0 million). The average exchange rate for the period was £1/$1.83 (39 weeks to 29 October 2005: £1/$1.84). Earnings per share were 2.3p (39 weeks to 29 October 2005: 2.1p).

United States (circa 70% of Group annual sales)

In the 13 week period to 28 October 2006, total sales increased by 12.5% at constant exchange rates (see note 9); and on a reported basis by 7.0% to £235.5 million (13 weeks to 29 October 2005: £220.0 million). Like for like sales were up by 6.5%. US operating profit was up by 16.9% at constant exchange rates (see note 9), and on a reported basis rose by 2.1% to £9.7 million (13 weeks to 29 October 2005: £9.5 million). The operating margin was 4.1% (13 weeks to 29 October 2005: 4.3%).

In the 39 week period, total sales advanced by 12.6% at constant exchange rates (see note 9), and by 13.3% on a reported basis to £860.4 million (39 weeks to 29 October 2005: £759.6 million). Like for like sales rose by 6.9%. US operating profit was up by 11.0% at constant exchange rates (see note 9), and by 11.6% on a reported basis to £78.8 million (39 weeks to 29 October 2005: £70.6 million). As expected the gross margin was down in line with the first half as a result of commodity cost increases and changes in the sales mix, partially offset by supply chain initiatives and selective price increases; the trend in the fourth quarter is anticipated to be similar. The operating margin was 9.2% (39 weeks to 29 October 2005: 9.3%). The bad debt charge was 2.9% of total sales (39 weeks to 29 October 2005: 3.2%).

A number of merchandising initiatives are in place for the Christmas Season. These include: “Journey” diamond jewellery, which the Diamond Trading Company is supporting with a substantial advertising campaign; further expansion of the right hand ring and “circle” jewellery selections; the Leo Diamond assortment, which continues to be developed in all formats; “Le Vian”, a prestigious 500 year old fashion jewellery brand that is now sold in all Kay stores; in Jared, the “Peerless Diamond”, a branded Ideal Cut diamond exclusive to the Group, has been rolled out to all locations; and Jared continues to build its offering and reputation in the luxury watch market.

The holiday season will again see an increase in Kay national television advertising and Jared will benefit from national cable advertising support for the first time. The testing of television advertising for JB Robinson, the division’s leading regional brand, will be extended to three additional markets. Annual spending on marketing as a proportion of sales is planned to be slightly higher than last year due to the growth of Jared, which carries a higher advertising cost to sales ratio than the mall stores.

Net new space growth during 2006/07 is expected to be about 10%, at the top end of the target range. Jared will account for some 60% of the increase.

United Kingdom (circa 30% of Group annual sales)

The UK division continued its improving trend with total sales up by 2.4% to £92.7 million (13 weeks to 29 October 2005: £90.5 million). Like for like sales were up by 3.0% in the 13 weeks to 28 October 2006. This resulted in a reduced operating loss of £1.1 million (13 weeks to 29 October 2005: £2.5 million loss).

In the 39 week period to 28 October 2006 total sales increased by 1.7% to £278.4 million (39 weeks to 29 October 2005: £273.8 million) and like for like sales by 0.9%. There was an operating loss of £4.5 million (39 weeks to 29 October 2005: £4.9 million loss). The results of the UK business are very seasonal, historically nearly all the operating profit for the full year being earned in the fourth quarter. The jewellery market remains difficult, with year to date industry hallmarking volumes being down by over 15% for the second year running. Gross margin was slightly down on last year; the trend in the fourth quarter is anticipated to be similar.

Tight control of costs and inventory were maintained. The division’s average selling price increased further in the 39 week period, as did diamond participation in the sales mix. This reflected improved merchandising and continued emphasis on staff training. About 45% of fourth quarter sales are expected to come from the more open, customer friendly store format. For the first time H. Samuel will have national television advertising support during the Christmas season while Ernest Jones will have similar regional coverage to last year.

Group Central Costs, Financing Costs and Taxation

In the 13 week period, Group central costs were £1.9 million (13 weeks to 29 October 2005: £1.5 million); in the 39 weeks they were £5.6 million (39 weeks to 29 October 2005: £4.7 million). Net financing costs for the 13 weeks were £2.9 million (13 weeks to 29 October 2005: £2.5 million) and for the 39 weeks were £6.6 million (39 weeks to 29 October 2005: £5.9 million). The increase in net financing costs reflected the transition from the securitised borrowing facility that has just amortised to the new private placement note facility, and incremental borrowing as a result of the share buy back programme. The tax rate for the 39 weeks to 28 October 2006 was 35.6% (39 weeks to 29 October 2005: 34.5%).

Purchase of Own Shares

On 14 July 2006 the Company announced a programme to purchase its own ordinary shares either to be cancelled or held in treasury. The Company is targeting to buy back approximately £50 million before its fiscal year end on 3 February 2007 and as at 28 October 2006 had purchased 22.0 million shares for £23.6 million.

Net Debt

Net debt at 28 October 2006 was £243.1 million (29 October 2005: £217.9 million). The seasonal increase in net debt resulting from cash flows in the 39 weeks to 28 October 2006 was £157.7 million before translation differences (39 weeks to 29 October 2005: £121.2 million). The increase reflected the impact of the share buy back programme and timing of merchandise deliveries and payments. Capital expenditure during the year is expected to be about £75 million (2005/06: £75.9 million).

Comment

Terry Burman, Group Chief Executive, commented: “Group profit before tax in the nine months to date was 12.7% ahead of last year. Our US division continued to trade well. Despite trading conditions remaining difficult in the UK jewellery sector, our stores have shown an improved performance in the quarter.

We continue to execute strategies in the UK and US to improve the competitive positions of both businesses, which are in good shape and are well placed to compete. As always, results for the year as a whole will be dependent on the outcome during the very important fourth quarter which represents some 40% of annual sales.”

Enquiries:	Terry Burman, Group Chief Executive	+44 (0) 20 7317 9700
	Walker Boyd, Group Finance Director	+44 (0) 20 7317 9700
	Tom Buchanan, Brunswick	+44 (0) 20 7404 5959
	Pamela Small, Brunswick	+44 (0) 20 7404 5959

Signet operated 1,875 speciality retail jewellery stores at 28 October 2006; these included 1,290 stores in the US, where the Group trades as “Kay Jewelers”, “Jared The Galleria Of Jewelry” and under a number of regional names. At that date Signet operated 585 stores in the UK, where the Group trades as “H.Samuel”, “Ernest Jones” and “Leslie Davis”. Further information on Signet is available at www.signetgroupplc.com. See also www.kay.com, www.jared.com, www.hsamuel.co.uk and www.ernestjones.co.uk.

Extraordinary General Meeting

A circular dated 7 November 2006 was sent to shareholders convening an EGM on 12 December 2006 to seek shareholder approval for the Company to redenominate its share capital into US dollars. The document is available on the Company’s website www.signetgroupplc.com.

Investor Relations Programme Details

There will be a conference call for all interested parties today at 2.00 p.m. GMT (9.00 a.m. EST and 6.00 a.m. Pacific Time) and a simultaneous audiocast at www.signetgroupplc.com. To help ensure the conference call begins in a timely manner, could all participants please dial in 5 to 10 minutes prior to the scheduled start time. The call details are:

European dial-in:	+44 (0) 20 7806 1961
European 48hr replay:	+44 (0) 20 7806 1970	Access code: 9661433#

US dial-in:	+1 718 354 1391
US 48hr replay:	+1 718 354 1112	Access code: 9661433#

The Christmas Trading Statement is expected to be released on Thursday 11 January 2007.

Investor Day and Store Tour, Akron, Ohio, Thursday 10 May 2007

It is intended to hold an Investor Day and Store Tour for professional investors in Akron, Ohio on Thursday 10 May 2007.

This release includes statements which are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements, based upon management’s beliefs as well as on assumptions made by and data currently available to management, appear in a number of places throughout this release and include statements regarding, among other things, our results of operation, financial condition, liquidity, prospects, growth, strategies and the industry in which the Company operates. Our use of the words “expects,” “intends,” “anticipates,” “estimates,” “may,” “forecast,” “objective,” “plan” or “target,” and other similar expressions are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of risks and uncertainties, including but not limited to general economic conditions, the merchandising, pricing and inventory policies followed by the Group, the reputation of the Group, the level of competition in the jewellery sector, the price and availability of diamonds, gold and other precious metals, seasonality of the Group’s business and financial market risk.

For a discussion of these and other risks and uncertainties which could cause actual results to differ materially, see the “Risk and Other Factors” section of the Company’s 2005/06 Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on May 4, 2006 and other filings made by the Company with the Commission. Actual results may differ materially from those anticipated in such forward-looking statements even if experience or future changes make it clear that any projected results expressed or implied therein may not be realised. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events or circumstances.

SIGNET GROUP plc

Unaudited interim consolidated income statement

for the 39 weeks ended 28 October 2006

		13 weeks ended 28 October 2006		13 weeks ended 29 October 2005		39 weeks ended 28 October 2006		39 weeks ended 29 October 2005		52 weeks ended 28 January 2006
	Notes	£m		£m		£m		£m		£m
Sales	2	328.2		310.5		1,138.8		1,033.4		1,752.3
Cost of sales		(316.6)		(299.7)		(1,053.2)		(953.5)		(1,516.3)

Gross profit		11.6		10.8		85.6		79.9		236.0

Administrative expenses		(16.5)		(15.9)		(54.2)		(52.4)		(74.1)
Other operating income		11.6		10.6		37.3		33.5		46.3

Operating profit	2	6.7		5.5		68.7		61.0		208.2
Finance income	3	4.9		1.9		12.5		7.0		9.3
Finance expense	3	(7.8)		(4.4)		(19.1)		(12.9)		(17.1)

Profit before tax		3.8		3.0		62.1		55.1		200.4
Taxation	4	(1.3)		(1.0)		(22.1)		(19.0)		(69.6)

Profit for the financial period		2.5		2.0		40.0		36.1		130.8

Earnings per share – basic	6	0.1	p	0.1	p	2.3	p	2.1	p	7.5	p
– diluted	6	0.1	p	0.1	p	2.3	p	2.1	p	7.5	p

All of the above relate to continuing activities.

Unaudited consolidated balance sheet

at 28 October 2006

		28 October 2006	29 October 2005	28 January 2006
	Note	£m	£m	£m
Assets
Non-current assets
Intangible assets		23.6	21.3	22.9
Property, plant and equipment		253.4	252.4	253.8
Other receivables		15.2	13.9	14.3
Deferred tax assets		16.5	13.1	17.4

		308.7	300.7	308.4

Current assets
Inventories		788.1	766.1	679.7
Trade and other receivables		354.4	331.5	430.4
Cash and cash equivalents		163.6	19.8	52.5

		1,306.1	1,117.4	1,162.6

Total assets		1,614.8	1,418.1	1,471.0

Liabilities
Current liabilities
Short-term borrowings		(206.7)	(96.6)	(151.1)
Trade and other payables		(223.9)	(228.0)	(217.1)
Deferred income		(47.6)	(45.4)	(50.4)
Current tax		(10.3)	(7.5)	(50.2)

		(488.5)	(377.5)	(468.8)

Non-current liabilities
Bank loans		(200.0)	(141.0)	—
Trade and other payables		(38.0)	(34.5)	(36.0)
Deferred income		(61.2)	(57.6)	(65.6)
Provisions		(5.7)	(5.5)	(6.2)
Retirement benefit obligation		(14.8)	(1.9)	(15.5)

		(319.7)	(240.5)	(123.3)

Total liabilities		(808.2)	(618.0)	(592.1)

Net assets		806.6	800.1	878.9

Equity
Capital and reserves attributable to equity shareholders
Called up share capital		8.6	8.7	8.7
Share premium		74.2	68.8	71.7
Other reserves		115.0	132.2	138.2
Retained earnings		608.8	590.4	660.3

Total equity	8	806.6	800.1	878.9

Unaudited consolidated statement of recognised income and expense for the 39 weeks ended 28 October 2006

	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Profit for the financial period	2.5	2.0	40.0	36.1	130.8

Translation differences	(15.9)	(13.6)	(43.5)	54.5	33.1

Effective portion of changes in value of cash flow hedges net of recycling	(1.5)	—	(1.0)	1.8	1.4
Actuarial loss on retirement benefit scheme	—	—	—	—	(11.4)

Total recognised income and expense for the period	(14.9)	(11.6)	(4.5)	92.4	153.9

Unaudited consolidated cash flow statement

for the 39 weeks ended 28 October 2006

	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Cash flows from operating activities:
Profit before tax	3.8	3.0	62.1	55.1	200.4
Depreciation charges	13.0	10.4	37.9	31.2	46.2
Net financing costs	2.9	2.5	6.6	5.9	7.8
Increase in inventories	(138.9)	(147.4)	(144.7)	(157.2)	(72.8)
Decrease/(increase) in trade and other receivables	17.7	10.7	46.5	46.0	(51.4)
Increase in payables and deferred income	36.9	76.8	14.2	50.8	53.0
Other non-cash movements	1.3	1.0	3.0	3.0	4.9

Cash generated from operations	(63.3)	(43.0)	25.6	34.8	188.1
Interest paid	(3.1)	(2.8)	(8.6)	(8.1)	(11.4)
Taxation paid	(15.6)	(13.2)	(59.0)	(54.9)	(64.7)

Net cash from operating activities	(82.0)	(59.0)	(42.0)	(28.2)	112.0

Investing activities:
Interest received	3.0	0.2	6.7	1.9	2.4
Proceeds from sale of property, plant and equipment	—	7.5	—	7.5	7.5
Purchase of plant and equipment	(20.1)	(23.6)	(48.2)	(56.1)	(70.4)
Purchase of intangible assets	(1.3)	(0.6)	(3.0)	(3.3)	(5.5)

Cash flows from investing activities	(18.4)	(16.5)	(44.5)	(50.0)	(66.0)

Financing activities:
Proceeds from issue of share capital	0.3	0.6	2.5	2.5	3.9
Purchase of own shares	(20.5)	—	(23.6)	—	(2.0)
Increase in/(repayment of) borrowings	60.2	67.7	265.9	82.3	(46.6)
Dividends paid	—	—	(50.1)	(45.5)	(52.7)

Cash flows from financing activities	40.0	68.3	194.7	39.3	(97.4)

Reconciliation of movement in cash and cash equivalents:
Net (decrease)/increase in cash and cash equivalents	(60.4)	(7.2)	108.2	(38.9)	(51.4)
Opening cash and cash equivalents	226.4	28.4	52.5	59.6	102.4
Translation difference	(2.4)	(1.4)	2.9	(0.9)	1.5

Closing cash and cash equivalents	163.6	19.8	163.6	19.8	52.5

Reconciliation of cash flows to movement in net debt:(1)
Change in net debt resulting from cash flows	(120.6)	(74.9)	(157.7)	(121.2)	(4.8)
Translation difference	0.6	(2.7)	13.2	(13.2)	(10.3)

Movement in net debt in the period	(120.0)	(77.6)	(144.5)	(134.4)	(15.1)
Opening net debt	(123.1)	(140.3)	(98.6)	(83.5)	(83.5)

Closing net debt	(243.1)	(217.9)	(243.1)	(217.9)	(98.6)

(1)	Net debt represents cash and cash equivalents, short-term borrowings and bank loans.

Notes to the unaudited interim financial results

for the 39 weeks ended 28 October 2006

1.	Basis of preparation

These interim financial statements have been prepared applying the accounting policies set out in the Group’s Annual Report and Accounts for the year ended 28 January 2006.

These interim financial statements are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The comparative figures for the 52 weeks ended 28 January 2006 are not the Company’s statutory accounts for that period. Those accounts have been reported on by the Company’s auditors and have been delivered to the Registrar of Companies following the Company’s Annual General Meeting. The report of the auditors was unqualified and did not contain a statement under Section 237(2) or Section 237(3) of the Companies Act 1985.

2.	Segment information

	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	92.7	90.5	278.4	273.8	469.6
US	235.5	220.0	860.4	759.6	1,282.7

	328.2	310.5	1,138.8	1,033.4	1,752.3

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
– Trading	(1.1)	(2.5)	(4.5)	(4.9)	49.1
– Group central costs	(1.9)	(1.5)	(5.6)	(4.7)	(8.0)

	(3.0)	(4.0)	(10.1)	(9.6)	41.1
US	9.7	9.5	78.8	70.6	167.1

	6.7	5.5	68.7	61.0	208.2

The Group’s results derive from one business segment – the retailing of jewellery, watches and gifts.

3.	Net financing costs

	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Interest payable	(6.1)	(2.8)	(14.0)	(8.1)	(11.4)
Net finance income from pension scheme	0.2	0.1	0.7	0.3	1.2
Interest receivable	3.0	0.2	6.7	1.9	2.4

	(2.9)	(2.5)	(6.6)	(5.9)	(7.8)

Notes to the unaudited interim financial results

for the 39 weeks ended 28 October 2006

4.	Taxation

	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	52 weeks ended 28 January 2006
	£m	£m	£m	£m	£m
Taxation – UK	(0.6)	1.0	1.2	2.6	(12.9)
Taxation – US	(0.7)	(2.0)	(23.3)	(21.6)	(56.7)

	(1.3)	(1.0)	(22.1)	(19.0)	(69.6)

The net taxation charges in the income statements for the 13 weeks and 39 weeks ended 28 October 2006 have been based on the anticipated effective taxation rate for the 53 weeks ending 3 February 2007.

5.	Translation differences

The exchange rates used for the translation of US dollar transactions and balances in these interim statements are as follows:

	28 October 2006	29 October 2005	28 January 2006
Income statement (average rate)	1.83	1.84	1.80
Balance sheet (closing rate)	1.90	1.78	1.77

The effect of restating the balance sheet at 29 October 2005 to the exchange rates ruling at 28 October 2006 would be to decrease net debt by £7.7 million to £210.2 million. Restating the income statement would increase the pre-tax profit for the 39 weeks ended 29 October 2005 by £0.4 million to £55.5 million.

6.	Earnings per share

	13 weeks ended 28 October 2006		13 weeks ended 29 October 2005		39 weeks ended 28 October 2006		39 weeks ended 29 October 2005		52 weeks ended 28 January 2006
	£m		£m		£m		£m		£m
Profit attributable to shareholders	2.5		2.0		40.0		36.1		130.8

Weighted average number of shares in issue (million)	1,729.4		1,736.6		1,736.3		1,736.3		1,736.6
Dilutive effect of share options (million)	4.3		5.5		3.2		5.8		3.3

Diluted weighted average number of shares (million)	1,733.7		1,742.1		1,739.5		1,742.1		1,739.9

Earnings per share – basic	0.1	p	0.1	p	2.3	p	2.1	p	7.5	p
– diluted	0.1	p	0.1	p	2.3	p	2.1	p	7.5	p

The number of shares in issue at 28 October 2006 was 1,719,771,631 (29 October 2005: 1,736,757,673 shares, 28 January 2006: 1,738,843,382 shares).

7.	Dividend

A dividend of 0.4434p per share was paid on 3 November 2006 to shareholders on the register of members at the close of business on 22 September 2006.

Notes to the unaudited interim financial results

for the 39 weeks ended 28 October 2006

8.	Unaudited changes in total equity

39 weeks ended 28 October 2006	Share capital	Share premium	Revaluation reserve	Special reserves	Purchase of own shares	Retained earnings	Total
	£m	£m	£m	£m	£m	£m	£m
Balance at 28 January 2006	8.7	71.7	4.3	142.2	(8.3)	660.3	878.9
Recognised income and expense:
– Profit for the financial period	—	—	—	—	—	40.0	40.0
– Effective portion of changes in value of cash flow hedges net of recycling	—	—	—	—	—	(1.0)	(1.0)
– Translation differences	—	—	—	—	—	(43.5)	(43.5)
Equity-settled transactions	—	—	—	—	—	3.1	3.1
Dividend	—	—	—	—	—	(50.1)	(50.1)
Share options exercised	—	2.5	—	—	0.3	—	2.8
Purchase of own shares	(0.1)	—	—	—	(23.5)	—	(23.6)

Balance at 28 October 2006	8.6	74.2	4.3	142.2	(31.5)	608.8	806.6

9.	Impact of constant exchange rates

The Group has historically used constant exchange rates to compare period-to-period changes in certain financial data. This is referred to as ‘at constant exchange rates’ throughout this release. The Group considers this a useful measure for analysing and explaining changes and trends in the Group’s results. The impact of the re-calculation of sales, operating profit, profit before tax and net debt at constant exchange rates, including a reconciliation to the Group’s GAAP results, is analysed below.

39 weeks ended 28 October 2006	39 weeks ended 28 October 2006	39 weeks ended 29 October 2005	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	278.4	273.8	1.7	—	273.8	1.7
US	860.4	759.6	13.3	4.2	763.8	12.6

	1,138.8	1,033.4	10.2	4.2	1,037.6	9.8

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland

– Trading	(4.5)	(4.9)	n/a	—	(4.9)	n/a
– Group central costs	(5.6)	(4.7)	n/a	—	(4.7)	n/a

	(10.1)	(9.6)	n/a	—	(9.6)	n/a
US	78.8	70.6	11.6	0.4	71.0	11.0

	68.7	61.0	12.6	0.4	61.4	11.9

Profit before tax	62.1	55.1	12.7	0.4	55.5	11.9

At 28 October 2006	28 October 2006	29 October 2005	Impact of exchange rate movement	At constant exchange rates (non-GAAP)
	£m	£m	£m	£m
Net debt	(243.1)	(217.9)	7.7	(210.2)

Notes to the unaudited interim financial results

for the 39 weeks ended 28 October 2006

9.	Impact of constant exchange rates (continued)

13 weeks ended 28 October 2006	13 weeks ended 28 October 2006	13 weeks ended 29 October 2005	Growth at actual exchange rates	Impact of exchange rate movement	At constant exchange rates (non-GAAP)	Growth at constant exchange rates (non-GAAP)
	£m	£m	%	£m	£m	%
Sales by origin and destination
UK, Channel Islands & Republic of Ireland	92.7	90.5	2.4	—	90.5	2.4
US	235.5	220.0	7.0	(10.7)	209.3	12.5

	328.2	310.5	5.7	(10.7)	299.8	9.5

Operating (loss)/profit
UK, Channel Islands & Republic of Ireland
– Trading	(1.1)	(2.5)	n/a	—	(2.5)	n/a
– Group central costs	(1.9)	(1.5)	n/a	—	(1.5)	n/a

	(3.0)	(4.0)	n/a	—	(4.0)	n/a
US	9.7	9.5	2.1	(1.2)	8.3	16.9

	6.7	5.5	21.8	(1.2)	4.3	55.8

Profit before tax	3.8	3.0	26.7	(1.2)	1.8	111.1